UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71 NIRE 3330027290-9

EXTRACT TO THE MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 08th, 2023

1.   Date, Time and Place: On December 08th, 2023, at 9 a.m, held at the administrative office of Sendas Distribuidora S.A. (“Company”), located at Avenida Aricanduva, 5555 - Jardim Marília, City of São Paulo, State of São Paulo, CEP 03527-900.

2.  Call and Attendance: Call was done in accordance with the regalement and the meeting had the presence of all the members of the Company's Board of Directors.

3.   Conduction of the Meeting: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.  Agenda: (i) Analysis and deliberation on the update of the Community Relations Policy and the Environmental Management Policy; (ii) analysis and deliberation on the proposal of issuance of shares under the terms of the Stock Option Plan of the Company and the respective capital increase; (iii) analysis and deliberation on the calendar of corporate events for the 2024 financial year.

5.  Resolutions: The members of the Board of Directors, by unanimous vote and without restrictions, decided the following:

5.1            Analysis and deliberation on the update of the Community Relations Policy and the Environmental Management Policy: The members of the Board of Directors approved the update of the Community Relations Policy and the Environmental Management Policy.

5.2            Analysis and deliberation on the proposal of issuance of shares under the terms of the Stock Option Plan of the Company and the respective capital increase: The members of the Board of Directors discussed the Company’s Stock Option Plan approved in the Special Shareholders’ Meeting held on December 31st, 2020 (“Stock Option Plan”) and resolved:

As a consequence of the exercise of options pertaining to the Serie C7 of the Stock Option Plan, to approve, in accordance with Article 6 of the Bylaws and the limit of the authorized capital of the Company, the increase of the corporate capital of the Company in the amount of R$1,205,864.00 (one million, two hundred and five thousand, eight hundred and sixty- four reais), by means of the issuance of 156,200 (one hundred and fifty-six thousand and two hundred) common shares, at the issuance price of R$ 7.72 (seven reais and seventy- two cents) per share, fixed in accordance with the Stock Option Plan.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

In view of the above, the Company’s capital stock is amended from the current R$1,270,485,385.02 (one billion, two hundred and seventy million, four hundred and eighty-five thousand, three hundred and eighty-five reais and two cents) to R$1,271,691,249.02 (one billion, two hundred and seventy-one million, six hundred and ninety-one thousand, two hundred and forty-nine reais and two cents), fully subscribed and paid for, divided into 1,351,833,200 (one billion, three hundred and fifty-one million, eight hundred and thirty-three thousand and two hundred) common shares with no par value.

5.3. Analysis and deliberation on the calendar of corporate events for the 2024 financial year:

The Calendar of Corporate Events for the 2024 Financial Year was duly approved unanimously by all members of the Board of Directors.

6.               Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. Rio de Janeiro, December 8th, 2023. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Members of the Board of Directors who were present: Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Pettterle, Belmiro de Figueiredo Gomes, Leila Abraham Loria, Leonardo Porcíuncula Gomes Pereira, Júlio Cesar de Queiroz Campos, Luiz Nelson Guedes de Carvalho and Enéas Cesar Pestana Neto.

I hereby certify, for due purposes, that this is a certificate of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

Rio de Janeiro, December 08th, 2023.

____________________________________
Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:December 13, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.